KERRY

RECEIVED

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07021681

SUPPL

5th March, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

3/12

Kerry Group plc Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 187,826,020 A Ordinary shares with voting rights. Kerry Group plc holds 2,800,000 A Ordinary shares in Treasury.

Therefore, the total number of voting rights is 185,026,020.

The above figure (185,026,020) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the FSA's Disclosure and Transparency Rules.

B Durran
GROUP SECRETARY

02/03/2007